Mail Stop 3561

      							March 20, 2006

Mr. Wallace Macmillan
Chief Financial Officer
Central European Media Enterprises Ltd.
Clarendon House, Church Street, Hamilton
HM CX Bermuda

	Re:	Central European Media Enterprises Ltd.
      Form 10-K for Fiscal Year Ended December 31, 2005
		Filed March 2, 2006
		File No. 0-24796

Dear Mr. Macmillan:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for Fiscal Year Ended December 31, 2005

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 47

1. We note your definition of the terms spot revenue and non-spot revenue and the use of these terms throughout your MD&A discussion.
Please confirm that these measures are based on your U.S. GAAP results for the periods presented. Additionally, since we are unable to recalculate the measures based on the information disclosed in the filing, please disclose a reconciliation showing how these measures reconcile to net revenue as presented in the financial statements.

IV. Analysis of the Results of Consolidated Operations, page 56
(d) Other Expenses items for the years ended December 31, 2005,
2004,
and 2003, page 61

2. We note that your foreign currency gain of $37.9 million arose primarily as a result of the translation of the Euro-denominated Senior Notes into US dollars at December 31, 2005. Tell us more specifically to what this gain relates and how you considered SFAS 52 when recording this gain in your consolidated statement of operations. Further, tell us how your accounting reconciles to your accounting policy disclosed on page 91.

VI. Critical Accounting Policies and Estimates, page 72

3. We note that your discussion regarding program rights, goodwill and intangible assets, and long lived assets valuations does not address the quantitative value of your assumptions and their sensitivity to change. Since critical accounting estimates and assumptions are based on matters that are highly uncertain, you should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material impact on your financial condition or results of operations.
Revise your disclosures to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors.

	For additional guidance, refer to Item 303 of Regulation S-K as
well as Part Five 	of the 	Commission`s Interpretive Release on
Management`s Discussion and 	Analysis of Financial Condition and
Results of Operation which is located on our 	website at:
http://www.sec.gov/rules/interp/33-8350.htm.




Report of Independent Registered Public Accounting Firm, page 78

4. We note that your auditors, Deloitte & Touche LLP are located in
the U.K. It appears that a majority of your assets, liabilities, revenues and expenses relate to operations located in Central Europe, and that no substantial operations are located in the U.K. Furthermore, it appears that your principal corporate offices are located in Bermuda. The staff interprets Article 2 of Regulation S-X to require the report on the financial statements of a registrant that is not a foreign private issuer to be rendered ordinarily by an auditor licensed in the United States.  This interpretation
relates
to both U.S. incorporated registrants and foreign-incorporated registrants that do not meet the foreign private issuer definition.
However, in certain cases the staff will not object to the use of
a
foreign audit firm in cases where there is a logical relationship between the location of the auditor and the location of the registrant`s corporate offices or place where the registrant conducts
its principal operations.   As a result, please tell us why you
engaged a U.K. auditor, as opposed to a U.S. public accounting firm or accounting firm located in Central Europe where the majority of your operations are conducted. We may have further comment.

Organization and Business, page 86

5. We note that prior to January 23, 2006 you use equity
accounting
to account for your 49% voting interest in Slovenska Televiszna
Spolocnost s.r.o. (STS).  We also note on page 6 that you share
70%
of the total profits of STS. Tell us in detail how you considered FIN 46R with respect to your investment in STS.

Consolidated Statements of Operations and Comprehensive Income,
page
81

6. Please revise your statements of operations to separately present cost and expenses applicable to net revenues in accordance with Rule
5-03 of Regulation S-X. In this regard, it appears from your statement that, at a minimum, your cost of revenues should include your operating costs and cost of programming. With respect to your depreciation of property, plant and equipment and amortization of intangibles, please comply with SAB Topic 11:B.

5. Senior Notes, page 101

7. We refer to your senior notes issued on May 5, 2005 and your disclosure that the amounts outstanding are guaranteed by certain of your subsidiaries and are secured by a pledge of shares of those subsidiaries and an assignment of certain contractual rights. Tell us how you considered Rule 3-10 of Regulation S-X.


*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Inessa Berenbaum, Staff Accountant, at (202) 551-3371 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-
3836
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director
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Mr. Macmillan
Central European Media Enterprises Ltd.
March 20, 2006
Page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE